SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549



                                SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                             (Amendment No. 8)


                                Mail Boxes Etc.
                      ----------------------------------
                               (Name of Issuer)


                          Common Stock, no par value
                      ----------------------------------
                          (Title Class of Securities)


                                 560310 10 4
                      ----------------------------------
                                (CUSIP Number)
                              Anthony W. DeSio
                        6060 Cornerstone Court West
                        San Diego, CA 92121-3795
                             (619)455-8800
         ----------------------------------------------------------
         (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                               MAY 22, 1997
             ------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or
(4), check the following box   X.
                             ----

Check the following box if a fee is being paid with this statement
_______.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



CUSIP No.  560310 10 4
          --------------

1.  NAME OF REPORTING PERSON
    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Anthony W. DeSio


2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

          (a) _____

          (b) -----


3.  SEC USE ONLY


4.  SOURCE OF FUNDS

        PF

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)


6.  CITIZENSHIP OR PLACE OF ORGANIZATION

       United States

7.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
    WITH SOLE VOTING POWER

          5,329


8.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
    WITH SHARED VOTING POWER

          1,254,907

9.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
    WITH SOLE DISPOSITIVE POWER

          5,329


10. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
    WITH SHARED DISPOSITIVE POWER

          1,254,907

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,748,164


12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

          14.8%

14.  TYPE OF REPORTING PERSON

          IN



1.  NAME OF REPORTING PERSON
    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          DeSio Family Limited Partnership


2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

          (a) _____

          (b) -----


3.  SEC USE ONLY


4.  SOURCE OF FUNDS

        OO

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)


6.  CITIZENSHIP OR PLACE OF ORGANIZATION

       California

7.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
    WITH SOLE VOTING POWER

          1,076,883


8.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
    WITH SHARED VOTING POWER

          0

9.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
    WITH SOLE DISPOSITIVE POWER

          1,076,883


10. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
    WITH SHARED DISPOSITIVE POWER

          0

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,076,883


12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

          9.1%

14.  TYPE OF REPORTING PERSON

          PN


Item 1.  Security and Issuer.

          This Statement on Schedule 13D (this "Statement") relates to the common stock, no par value, CUSIP Number 560310104 (the
"Issuer Common Stock"), of Mail Boxes Etc., a California corporation (the "Issuer"), which has its principal executive offices located at 6060 Cornerstone Court West, San Diego,
California 92121-3795.

Item 2.  Identity and Background.

          This Statement is filed on behalf of Anthony W. DeSio, an individual ("DeSio") and the DeSio Family Limited Partnership (the "LP"), of which DeSio is the President of the corporate general partner and amends the Schedule 13G filings made by DeSio. DeSio is the Chief Executive Officer of the Issuer. The address of both DeSio and the LP is 4645 La Noria, Rancho Santa Fe, California 92067.

          During the last five years, neither reporting person has been (a) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (b) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws. DeSio is a citizen of the United States.


Item 3.  Source and Amount of Funds or Other Consideration.

          DeSio has acquired all of his shares with personal funds, and all shares held by the LP were transferred thereto by DeSio.

Item 4.  Purpose of Transaction.

          Both reporting persons acquired their shares originally for investment purposes. In connection with the proposed sale of the Issuer to U.S. Office Products Company ("USOP") pursuant to a Merger Agreement dated May 22, 1997 (the "Merger Agreement"), both DeSio and the LP entered into a Voting Agreement, dated May 22, 1997, with USOP, a copy of which is attached as an exhibit hereto and incorporated herein by reference (the "Voting Agreement"). Pursuant to the Voting Agreement, DeSio and the LP agreed to vote (and appointed USOP as proxy to vote) all shares held by them in favor of a merger with USOP and not to transfer or dispose of the shares, except for limited transfers permitted under the Affiliate Agreement, dated May 22, 1997, among USOP, the Issuer, and the reporting persons, a copy of which is attached as an exhibit hereto and incorporated by reference.

Item 5.  Interest in the Securities of the Issuer.

          The following table sets forth the beneficial ownership of DeSio and the LP:


Person                            # of Shares          % of Total

Anthony W. DeSio                  1,748,164 (1)        14.8%
DeSio Family Limited Partnership  1,076,883 (2)         9.1%


(1) Includes 1,043 shares owned directly, options to purchase 487,928 shares (all of which are currently exercisable), 4,286 shares held in the Issuer's 401(k) Plan, 1,076,883 shares held by the LP and 178,024 shares held by the Anthony W. and Delores DeSio Family Trust dated 4/20/87 (the "Trust"). Mr. DeSio disclaims beneficial ownership of all shares owned by the LP and one-half of the shares owned by the Trust. Of these shares, DeSio has sole voting and dispositive power over 5,329 shares and shares the voting and dispositive power for 1,254,907 shares (except as to the merger transaction described in Item 4).

(2) The LP has the sole voting and dispositive power over all shares, subject to the agreements described in Item 4.



          Except as described herein, neither reporting person has acquired or disposed of any shares of Issuer Common Stock during the past sixty days.

Item 6.  Contracts, Arrangements, Understandings or Relationships
With Respect to Securities of the Issuer.

          See Item 4.

Item 7.  Material to be Filed as Exhibits.

          1.   Joint Filing Agreement, dated May 22, 1997.

          2.   Voting Agreement, dated May 22, 1997.

          3.   Affiliate Agreement, dated May 22, 1997.


                            SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 30, 1997



                              /s/ Anthony W. DeSio
                              --------------------
                              Anthony W. DeSio



                              DeSio Family Limited Partnership


                              By: /s/ AWD Enterprises, Inc.
                                 --------------------------
                              Its:  General Partner



                              By: /s/ Anthony W. DeSio
                                  --------------------
                                    Anthony W. DeSio, President



                                                        Exhibit 1

                      Joint Filing Agreement



       In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D (including amendments thereto) with respect to the Common Stock of Mail Boxes Etc. and further agree that this Joint Filing Agreement be included as an exhibit to such joint filing. In evidence thereof, the undersigned, being duly authorized, hereby execute this Agreement this May 22, 1997. The Schedule may be executed in two or more counterparts, any one of which need not contain the signatures of more than one party, but all such parts taken together will constitute a part of this Schedule.


                           DeSIO FAMILY LIMITED PARTNERSHIP


                           By    /s/ AWD Enterprises, Inc.
                                 ------------------------
                           Its:  General Partner



                           By:   /s/ Anthony W. DeSio
                                ---------------------
                                ANTHONY W. DeSIO
                                President



                                 /s/ Anthony W. DeSio
                                ---------------------
                                ANTHONY W. DeSIO



                                                        Exhibit 2


                         VOTING AGREEMENT

                                                     May 22, 1997



U.S. Office Products Company
1025 Thomas Jefferson Street, N.W.
Suite 600 East
Washington, D.C. 20007

       Re   Agreement of Principal Shareholders Concerning Transfer
and Voting of Shares of Santa Fe


       We understand that you and Mail Boxes Etc. (the "Company"), of which the undersigned are principal stockholders, are prepared to enter into an agreement for the merger of a wholly-owned subsidiary ("Sub") of U.S. Office Products Company into the Company, but that you have conditioned your willingness to proceed with such agreement (the "Agreement") upon your receipt from us of assurances satisfactory to you of our support of and commitment to the merger. We are familiar with the Agreement and the terms and conditions of the merger. Terms used but not otherwise defined herein shall have the same meanings as are given them in the Agreement. In order to evidence such commitment and to induce you to enter into the Agreement, we hereby represent and warrant to you and agree with you as follows:

       1. Voting. We will vote or cause to be voted all shares of capital stock of the Company owned of record or beneficially owned or held in any capacity by any of us or under any of our control in favor of the merger and other transactions provided for in or contemplated by the Agreement and against any inconsistent proposals or transactions. Each of us hereby irrevocably appoints you, during the term of this letter agreement, as proxy for and on behalf of us to vote (including, without limitation, the taking of action by written consent) such shares, for and in our name, place and stead for the matters and in the manner contemplated by this Section 1.

       2. Ownership. As of the date hereof, our only ownership of, or interest in, equity securities or convertible debt securities of the Company consists solely of the interests described in Schedule 1 hereto
(collectively, the "Shares").


       3. Restriction on Transfer. Other than as may be permitted pursuant to the Affiliate Agreement of even date herewith among us, you and the Company, we will not sell, transfer, pledge or otherwise dispose of any of the Shares or any interest therein or agree to sell, transfer, pledge or otherwise dispose of any of the Shares or any interest therein, without your express written consent. Any transferee of the Shares must, as a condition to receipt of such Shares, agree to be bound by the terms hereof.

       4. No Dissenters Right. Each of us agree not to exercise any rights (including, without limitation, under Chapter 13 of the CGCL) to dissent or demand appraisal of any Shares owned by us with respect to the Merger.

       5. No Solicitation. From the date hereof until the termination hereof, we will not, directly or indirectly, (i) take any action to solicit, initiate or encourage any Takeover
Proposal or (ii) engage in negotiations or discussions with, or disclose any nonpublic information relating to the Company or any subsidiary of the Company to, or otherwise assist, facilitate or encourage, any person (other than Parent and Sub) that may be considering making, or has made, a Takeover Proposal. Such Stockholder will promptly notify Sub after receipt of any Takeover Proposal or any indication that any such third party is considering making a Takeover Proposal or any request for nonpublic information relating to the Company or any subsidiary of the Company or for access to the properties, books or records of the Company or any such subsidiary by any such third party that may be considering making, or has made, a Takeover Proposal and will keep Parent fully informed of the status and details of any such Takeover Proposal, indication or request. The foregoing provisions of this Section 5 shall not be construed to limit actions taken, or to require actions to be taken, by any Stockholder who is, or one or more of whose directors, partners, officers or employees is, a director or officer of the Company that are required or restricted by such director's fiduciary duties or such officer's employment duties, or permitted by the Agreement, and that, in each case, are undertaken solely in such person's capacity as a director or officer of the Company and, in the case of an officer of the Company, as directed by the Board of Directors after the Board of Directors has delivered the notice contemplated by clause (iii) of Section 4.2 of the Agreement.

       6. Termination. This letter agreement and our obligations hereunder will terminate on the earlier of (i) the Effective Time
(as defined in the Agreement) or (ii) the termination of the Agreement in accordance with its terms.

       7. Effective Date; Succession; Remedies. Upon your acceptance and execution of the Agreement, this letter agreement shall mutually bind and benefit you and us, any of our heirs, successors and assigns and any of your successors. You will not assign the benefit of this letter agreement other than to a wholly owned subsidiary. We agree that in light of the inadequacy of damages as a remedy, specific performances shall be available to you, in addition to any other remedies you may have for the violation of this letter agreement.

       8.   Nature of Holdings; Shares.
 All references herein to our holdings of the Shares shall be deemed to include Shares held or controlled by any of us, individually, jointly (as community property or otherwise), or in any other capacity, and shall extend to any securities issued to any of us in respect of the Shares.

                             Very truly yours,



                             /s/ Anthony W. DeSio
                             ----------------------
                             ANTHONY W. DESIO,
                             Individually and as Trustee of the
                             Anthony W. and Dolores DeSio Family Trust
                             dated April 20, 1987



ACCEPTED:                    DeSIO FAMILY LIMITED PARTNERSHIP

U.S. OFFICE PRODUCTS CO.
                             By:  AWD Enterprises, Inc.

                             Its: General Partner


By  /s/ Mark Director      By:  /s/ Anthony W. DeSio
   -----------------            ---------------------
  Executive Vice President      President




                                                        Exhibit 3


                   U.S. OFFICE PRODUCTS COMPANY
                       AFFILIATE AGREEMENT


       THIS AFFILIATE AGREEMENT (the "Agreement") is made and entered into as of May 22, 1997 by and among U.S. OFFICE PRODUCTS COMPANY, a Delaware corporation ("USOP"), Mail Boxes Etc., a California corporation ("Company"), and the undersigned affiliate of the Company ("Affiliate").

                             RECITALS

  A. The Company, USOP and Santa Fe Acquisition Corp., a wholly-owned subsidiary of USOP ("Newco"), have entered into an Agreement and Plan of Merger (the "Merger Agreement") and the Company and Newco have entered or will enter into an Agreement of Merger, which agreements (collectively, the "Merger Agreements") provide for the merger (the "Merger") of Newco with and into the Company, with the Company as the surviving corporation (the "Surviving Corporation"). Pursuant to the Merger, all outstanding capital stock of the Company will be converted into common stock, $0.001 par value, of USOP (the "USOP Stock").

  B. Affiliate may, as a result of the Merger, receive shares of USOP Stock (the "Shares") in exchange for shares owned by Affiliate of the common stock, no par value, of the Company (the "Company
Stock").

  C. Affiliate understands that, because the Merger will be accounted for using the "pooling of interests" method and Affiliate may be deemed, as of the date hereof, to be an "affiliate" of the Company, as such term is defined for purposes of paragraphs (c) and
(d) of Rule 145 of the rules and regulations of the Securities and Exchange Commission (the "Commission") under the Securities Act of 1933, as amended (the "Securities Act"), the Shares beneficially owned by Affiliate may only be disposed of in conformity with the limitations described herein

  NOW THEREFORE, the parties agree as follows:

  1. Agreement to Retain Shares. Affiliate agrees not to transfer, sell, or otherwise dispose of or direct or cause the sale, transfer or other disposition of, or reduce Affiliate's risk relative to, any shares of the Company Stock (except for the conversion of the Company Stock into USOP Stock in the Merger) or Shares held by Affiliate or on Affiliate's behalf, whether owned on the date hereof or after acquired, within the 30 days prior to the Effective Time (as defined in the Merger Agreement).

  Affiliate further agrees not to transfer, sell or otherwise dispose of, or direct or cause the sale, transfer or other disposition of, or reduce Affiliate's risk relative to, any Shares held by Affiliate or on Affiliate's behalf or received by Affiliate or on Affiliate's behalf in or as a result of the Merger or otherwise, until after the date (the "Expiration Date") USOP shall have publicly released a report in the form of a quarterly earnings report, registration statement filed with the Commission, a report filed with the Commission on Form 10-K, 10-Q or 8-K or any other public filing, statement or public announcement which includes the combined financial results (including combined sales and net income) of USOP and the Company for a period of at least 30 days of combined operations of USOP and the Company following the Effective Time. Notwithstanding the foregoing, Affiliate understands that Affiliate will not be prohibited from selling up to 10% of the Shares Affiliate holds at the Effective Time (a "de minimis sale") during the period beginning on the Effective Time and ending on the Expiration Date (the "Restricted Period") if (i) the requirements of Rule 145 are complied with; (ii) any such de minimis sale by Affiliate together with all other de minimis sales by affiliates of the Company and USOP during the Restricted Period do not exceed 1% of the shares of USOP Stock delivered in the Merger; and (iii) Affiliate has received the De Minimis Sale Acknowledgment (as defined in Section 7(g) below) from USOP.

       Notwithstanding anything to the contrary herein, Affiliate shall be permitted to transfer or cause to be transferred shares of Company Stock owned or held (or as to which Affiliate has the right to direct the disposition or other transfer of) by Affiliate as of the date hereof to (i) the Anthony W. DeSio and Dolores J. DeSio Charitable Remainder Unitrust; and (ii) the Anthony DeSio and Dolores Jean Foundation; provided however, that the Company's auditor shall have confirmed that such transfer does not adversely affect pooling of interests accounting treatment in connection with the Merger and, if necessary, such transferees shall, as a condition to receipt of such shares, be bound by the terms of the Affiliate Agreement as though a party hereto.


  2.   Representations, Warranties and Covenants of Affiliate.
Affiliate represents, warrants and covenants as follows:

       (a) Affiliate has full power and authority to execute this Agreement, to make the representations, warranties and covenants herein contained and to perform Affiliate's obligations hereunder.

       (b) Affiliate does not have any present commitment, plan or intention to sell (or engage in a risk-reducing or other arrangement which would be treated as a sale for federal income tax purposes), transfer or otherwise dispose of any Company Stock prior to and in contemplation of the Merger or any of the USOP Stock to be received in the Merger.

       (c) Affiliate will not sell, transfer, or otherwise dispose of, or make any offer or agreement relating to any of the foregoing with respect to, any Shares, except: (i) in a transaction described in Rule 145(d) under the Securities Act; (ii) in a transaction that is otherwise exempt from the registration requirements of the Securities Act, or (iii) pursuant to an effective registration statement under the Securities Act.

  3. Rules 144 and 145. From and after the Effective Time of the Merger and for so long as is necessary in order to permit Affiliate to sell the Shares pursuant to Rule 145 and, to the extent applicable, Rule 144 under the Securities Act, USOP will use reasonable efforts to file on a timely basis all reports required to be filed by it pursuant to the Securities Exchange
Act of 1934, as amended, and the rules and regulations thereunder, as the same shall be in effect at the time, referred to in paragraph (c) of Rule 144 under the Securities Act, in order to permit Affiliate to sell, transfer or otherwise dispose of the Shares held by it pursuant to the terms and conditions of Rule 145 and the applicable provisions of Rule 144.

  4.   Limited Resales.  USOP acknowledges that the provisions of
Section 2(b) of this Agreement will be satisfied as to any sale by the undersigned of the Shares pursuant to Rule 145(d) under the Securities Act, upon receipt of a broker's letter and a letter from the undersigned with respect to that sale stating that the applicable requirements of Rule 145(d)(1) have been met or a letter from the undersigned stating that the requirements of Rule 145(d)(1) are inapplicable by virtue of Rule 145(d)(2) or Rule 145(d)(3); provided, however, that USOP has no reasonable basis to believe that such sales were not made in compliance with such provisions of Rule 145(d) and subject to any changes in Rule 145 after the date of this Agreement.

  5. Legends. Affiliate also understands and agrees that stop transfer instructions will be given to USOP's transfer agent with respect to certificates evidencing the Shares and that there will be placed on the certificate evidencing the Shares legends stating in substance:

  THE SHARES REPRESENTED BY THIS CERTIFICATE MAY NOT BE SOLD, TRANSFERRED OR ASSIGNED, AND THE ISSUER SHALL NOT BE REQUIRED TO GIVE EFFECT TO ANY ATTEMPTED SALE, TRANSFER OR ASSIGNMENT, PRIOR TO THE PUBLICATION AND DISSEMINATION OF FINANCIAL STATEMENTS BY THE ISSUER WHICH INCLUDE THE RESULTS OF AT LEAST THIRTY (30) DAYS OF COMBINED OPERATIONS OF THE ISSUER AND THE SURVIVING CORPORATION OF THE MERGER BETWEEN SANTA FE ACQUISITION CORP. AND THE MAIL BOXES ETC. UPON THE WRITTEN REQUEST OF THE HOLDER OF THIS CERTIFICATE, THE ISSUER AGREES TO REMOVE THIS RESTRICTIVE LEGEND (AND ANY STOP ORDER PLACED WITH THE TRANSFER AGENTS) WHEN THIS REQUIREMENT HAS BEEN MET.

and

  THE SHARES REPRESENTED BY THIS CERTIFICATE WERE ISSUED IN A
  TRANSACTION TO WHICH RULE 145 PROMULGATED UNDER THE
  SECURITIES ACT OF 1933, AS AMENDED, APPLIES.  THESE SHARES
  MAY ONLY BE TRANSFERRED IN ACCORDANCE WITH THE TERMS OF
  SUCH RULE.

After the Expiration Date, USOP agrees to deliver instructions to its transfer agent to remove the above legends, and replace such legends with the following legend:

  THE SHARES REPRESENTED BY THIS CERTIFICATE WERE ISSUED IN A
  TRANSACTION TO WHICH RULE 145 PROMULGATED UNDER THE
  SECURITIES ACT OF 1933, AS AMENDED, APPLIES.  THESE SHARES
  MAY ONLY BE TRANSFERRED IN ACCORDANCE WITH THE TERMS OF
  SUCH RULE.

USOP agrees to remove promptly such stop transfer instructions and legend by delivery of instructions to its transfer agent to remove such legend upon (i) the transfer of the Shares represented by such certificate pursuant to a registration statement under the Securities Act or in accordance with the applicable provisions of Rule 145 under the Securities Act (including, without limitation, paragraph (d) thereof), (ii) the expiration of the restrictive period set forth in Rule 145(d), or (iii) the delivery by Affiliate to USOP of a copy of a letter from the staff of the Commission, or an opinion of counsel in form and substance reasonably satisfactory to USOP, to the effect that such legend is not required for purposes of the Securities Act.

  6. Termination. This Agreement shall be terminated and shall be of no further force and effect upon the termination of the Merger Agreement pursuant to Section 7.1 of the Merger Agreement.

  7.   Miscellaneous.

       (a) Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, and all of which together shall constitute one and the same instrument.

       (b) Binding Agreement. This Agreement will inure to the benefit of and be binding upon and enforceable against the parties and their successors and assigns, including administrators, executors, representatives, heirs, legatees and devisees of Affiliate and pledgees holding USOP Stock as collateral.

       (c) Waiver. No waiver by any party hereto of any condition or of any breach of any provision of this Agreement shall be effective unless in writing and signed by each party hereto.

       (d) Governing Law. This Agreement shall be governed by and construed, interpreted and enforced in accordance with the laws of the State of Delaware.

       (e) Effect of Headings. The Section headings herein are for convenience only and shall not affect the construction or interpretation of this Agreement.

       (f) Third Park Reliance. Counsel to and independent auditors for the parties shall be entitled to rely upon this Agreement

       (g) De Minimis Sales. Prior to effecting any de minimis sale, Affiliate shall provide USOP written notice of Affiliate's intent to do so (the "de minimis sale notice"). If to the knowledge of USOP, and such proposed de minimis sale by Affiliate together with all other de minimis sales by affiliates of the Company and USOP during the Restricted Period would not exceed 1% of the total outstanding shares of USOP, then, within three business days of receipt of the de minimis sale notice, USOP shall provide Affiliate with its written acknowledgement to such effect (the "De Minimis Sale Acknowledgement").

       IN WITNESS WHEREOF, the parties have caused this Agreement to be duly executed on the day and year first above written.

U.S. OFFICE PRODUCTS COMPANY AFFILIATE



By:     /s/  Mark Director                 /s/ Anthony W. DeSio
       -------------------------         -----------------------
Title:  Executive Vice President          ANTHONY W. DESIO
                                          Individually and as Trustee of
                                          the Anthony W. and Dolores DeSio
                                          Family Trust dated April 20, 1987


MAIL BOXES ETC.              DESIO FAMILY LIMITED
                              PARTNERSHIP


By:     /s/  James H. Amos, Jr.        By:  AWD Enterprises, Inc.
      -------------------------
       James H. Amos, Jr.              Its:  General Partner
Title: President and Chief
       Operating Officer
                                       By:  /s/ Anthony W. DeSio
                                            --------------------
                                            Anthony W. DeSio,
                                            President